Schedule 13D

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. )(1)

                             PYRAMID BREWERIES, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   747 135 101
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                                 (CUSIP Number)

                                 James K. Hilger
                             Pyramid Breweries, Inc.
                           91 South Royal Brougham Way
                                Seattle, WA 98134

                                  206-682-8322
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 31, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

                                  SCHEDULE 13D

CUSIP No. 747 135 101

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   1     NAMES OF REPORTING PERSONS               I.R.S. IDENTIFICATION NOS. OF
                                                  ABOVE PERSONS (Entities Only)

          MACTARNAHAN LIMITED PARTNERSHIP                  93-1133339
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
           (a) [ ]
           (b) [ ]
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS  (See Instructions)
           OO
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)
         [ ]
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION
           OREGON, UNITED STATES OF AMERICA
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                   7     SOLE VOTING POWER
    NUMBER OF              476,103
     SHARES        -------------------------------------------------------------
  BENEFICIALLY     8     SHARED VOTING POWER
    OWNED BY               N/A
      EACH         -------------------------------------------------------------
    REPORTING      9     SOLE DISPOSITIVE POWER
     PERSON                476,103
      WITH         -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                           N/A
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           476,103
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   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
           [ ]
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.4%
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   14    TYPE OF REPORTING PERSON  (See Instructions)
           PN
--------------------------------------------------------------------------------

Schedule 13D


ITEM 1. SECURITY AND ISSUER.

      This statement on Schedule 13D relates to the Common Stock, no par value per share, of Pyramid Breweries, Inc. ("Pyramid" or "Issuer"). The principal executive offices of Pyramid are located at 91 South Royal Brougham Way, Seattle, WA 98134.

ITEM 2. IDENTITY AND BACKGROUND.

      (a) - (e)

      This statement is being filed on behalf of MacTarnahan Limited
Partnership:

      1) MacTarnahan Limited Partnership ("MLP") is an Oregon limited partnership with its principal office located at 11416 SW Lynnridge, Portland, Oregon 97225. The principal business of MLP is investing. The general partner of MLP is Harmer Mill & Logging Supply Co. and the limited partners are the R.M. MacTarnahan Trust (11416 SW Lynnridge, Portland, Oregon 97225) and the Ruth A. MacTarnahan Trust (11416 SW Lynnridge, Portland, Oregon 97225). The R.M. MacTarnahan Trust and the Ruth A. MacTarnahan Trust are each organized under the laws of the state of Oregon. Robert Malcolm MacTarnahan is trustee of both the R.M. MacTarnahan Trust and the Ruth A. MacTarnahan Trust. Robert Malcolm MacTarnahan is a citizen of the United States of America.

      2) Harmer Mill & Logging Supply Co. ("Harmer") is an Oregon corporation with its principal office located at 11416 SW Lynnridge, Portland, Oregon 97225. Harmer's principal business is real estate investment. Robert Malcolm MacTarnahan is a director and President of Harmer and Robert Scott MacTarnahan is a director and Vice President of Harmer. Sara M. Whitworth (11416 SW Lynnridge, Portland, Oregon 97225) is a director of Harmer. Andrea J. MacTarnahan (11416 SW Lynnridge, Portland, Oregon 97225) is a director and employee of Harmer. Robert Malcolm MacTarnahan, Robert Scott MacTarnahan, Sara
M. Whitworth, and Andrea J. MacTarnahan are citizens of the United States of America.

      Neither MLP nor any other person identified above or in Item 5(b) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and misdemeanors). Neither MLP nor any other person identified above or in Item 5(b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which MLP or other person identified above or in Item 5(b) has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The acquisition of common stock to which this statement related was made in connection with an Asset Purchase Agreement dated as of January 26, 2004 and effective July 31, 2004 (the "Purchase Agreement"), among Pyramid Breweries Inc., a Washington corporation ("Pyramid"), PBC Acquisition, LLC, a Delaware limited liability company ("PBC Acquisition") and Portland Brewing Company, an Oregon corporation ("PBC"), pursuant to which Pyramid purchased substantially all of the assets of PBC related to PBC's brewery and alehouse operations, for total consideration consisting of a combination of assumed liabilities, cash and Pyramid common stock (such purchase and sale of assets, the "Sale"). As a creditor of PBC and a beneficial owner of a majority of its outstanding common stock, MLP acquired a portion (476,103 shares) of the Pyramid common stock issued upon the closing of the Sale.

Schedule 13D


ITEM 4. PURPOSE OF TRANSACTION

      (a)-(b) As described in Item 3 above, this statement relates to the acquisition by MLP of 476,103 shares of Pyramid common stock, due to its status as a creditor and beneficial owner of a majority of the outstanding common stock of PBC.

      (c) Not applicable.

      (d) Pursuant to the Purchase Agreement, PBC had the right after the closing of the Sale to cause Pyramid to expand its Board of Directors by one member and to appoint a representative to fill the vacancy on Pyramid's Board of Directors created by such increase. However, PBC has waived this right under the Purchase Agreement to appoint a director effective upon the Closing but, until January 31, 2005, has the right (exercisable on written notice to Pyramid) to cause Pyramid to nominate a representative of PBC for election to Pyramid's Board of Directors at Pyramid's annual meeting of shareholders in 2005, to serve a 2-year term expiring at Pyramid's 2007 annual meeting. As a beneficial owner of a majority of PBC's outstanding common stock, MLP may direct whether this right is exercised and who may be nominated as a director.

      (e)-(f) Not applicable.

      (j) Other than described above, MLP currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

      References to, and descriptions of, the Sale and the Purchase Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the copy of the Purchase Agreement included as Exhibit A hereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) - (b) MLP is the beneficial owner of 476,013 shares of Pyramid common stock. The shares of stock beneficially owned by MLP represent 5.4% of the outstanding common stock of Pyramid.

      (c) Not applicable.

      (d) Not applicable.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      The following documents are filed as exhibits:

      A. Asset Purchase Agreement, dated as of January 26, 2004, by and among Pyramid Breweries, Inc., Portland Brewing Company and PBC Acquisition, LLC.*

Schedule 13D


      *Incorporated by reference to the 8-K filed by Pyramid Breweries, Inc. on January 28, 2004.

Schedule 13D


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       MACTARNAHAN LIMITED PARTNERSHIP

Dated:   August 12, 2004
                                            By Its General Partner

                                            Harmer Mill & Logging Supply Co., an
                                            Oregon corporation

                                       By:  /s/ Robert M. MacTarnahan
                                            ------------------------------------
                                       Name:  Robert M. MacTarnahan
                                       Title: President

           ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).